SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 24)

                               Moore Products Co.
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                  615836-10-3
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement:  [  ]



PAGE 1 OF 9 PAGES

CUSIP NO. 615836-10-3                                          PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON                               Frances O. Moore
        S.S. or I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSON
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A                          (a)     [ ]
        MEMBER OF A GROUP*                                      (b)     [X]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE                            United States
        OF ORGANIZATION


 NUMBER OF              (5)     SOLE VOTING                   0
  SHARES                        POWER
BENEFICIALLY            --------------------------------------------------------
  OWNED BY              (6)     SHARED VOTING           326,854
    EACH                        POWER
 REPORTING              --------------------------------------------------------
  PERSON                (7)     SOLE                                  0
   WITH                         DISPOSITIVE
                                POWER
                        --------------------------------------------------------
                        (8)     SHARED                  326,854
                                DISPOSITIVE
                                POWER
--------------------------------------------------------------------------------
(9)     AGGREGATE AMOUNT BENEFICIALLY                   326,854
        OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT               [ ]
        IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED                    12.2%
        BY AMOUNT IN ROW (9)
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*                       IN
--------------------------------------------------------------------------------



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 615836-10-3                                          PAGE 3 OF 9 PAGES

--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON                       Thomas C. Moore
        S.S. or I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSON
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A                 (a)     [ ]
        MEMBER OF A GROUP*                             (b)     [X]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE                            United States
        OF ORGANIZATION
--------------------------------------------------------------------------------
 NUMBER OF              (5)     SOLE VOTING             31,992
  SHARES                        POWER
BENEFICIALLY            --------------------------------------------------------
  OWNED BY              (6)     SHARED VOTING           313,000
    EACH                        POWER
 REPORTING              --------------------------------------------------------
  PERSON                (7)     SOLE                    31,992
   WITH                         DISPOSITIVE
                                POWER
                        --------------------------------------------------------
                        (8)     SHARED                  313,000
                                DISPOSITIVE
                                POWER
--------------------------------------------------------------------------------
(9)     AGGREGATE AMOUNT BENEFICIALLY                   346,992
        OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT               [ ]
        IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED                    13.2%
        BY AMOUNT IN ROW (9)
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*                       IN
--------------------------------------------------------------------------------





* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 615836-10-3                                          PAGE 4 OF 9 PAGES

--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON                                James O. Moore
        S.S. or I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSON
--------------------------------------------------------------------------------

(2)     CHECK THE APPROPRIATE BOX IF A                          (a)     [ ]
        MEMBER OF A GROUP*                                      (b)     [X]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE                            United States
        OF ORGANIZATION
--------------------------------------------------------------------------------
 NUMBER OF              (5)     SOLE VOTING             36,420
  SHARES                        POWER
BENEFICIALLY            --------------------------------------------------------
  OWNED BY              (6)     SHARED VOTING           313,000
    EACH                                POWER
 REPORTING              --------------------------------------------------------
  PERSON                (7)     SOLE                    36,420
   WITH                         DISPOSITIVE
                                POWER
                        --------------------------------------------------------
                        (8)     SHARED                  313,000
                                DISPOSITIVE
                                POWER
--------------------------------------------------------------------------------
(9)     AGGREGATE AMOUNT BENEFICIALLY                   352,820
        OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT               [ ]
        IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED                    13.4%
        BY AMOUNT IN ROW (9)
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*                       IN
--------------------------------------------------------------------------------



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 615836-10-3                                         PAGE 5 OF 9 PAGES

--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON                                William B. Moore
        S.S. or I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSON
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A                          (a)     [ ]
        MEMBER OF A GROUP*                                      (b)     [X]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE                            United States
        OF ORGANIZATION
--------------------------------------------------------------------------------
 NUMBER OF              (5)     SOLE VOTING             40,378
  SHARES                        POWER
BENEFICIALLY            --------------------------------------------------------
  OWNED BY              (6)     SHARED VOTING           313,000
    EACH                        POWER
 REPORTING              --------------------------------------------------------
  PERSON                (7)     SOLE                    40,378
   WITH                         DISPOSITIVE
                                POWER
                        --------------------------------------------------------
                        (8)     SHARED                  313,000
                                DISPOSITIVE
                                POWER
--------------------------------------------------------------------------------
(9)     AGGREGATE AMOUNT BENEFICIALLY                   362,378
        OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT               [ ]
        IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED                    13.8%
        BY AMOUNT IN ROW (9)
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*                       IN
--------------------------------------------------------------------------------



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               PAGE 6 OF 9 PAGES

AMENDMENT NO. 24 TO SCHEDULE 13G OF FRANCES O. MOORE, THOMAS C. MOORE, JAMES O. MOORE, AND WILLIAM B. MOORE

RE: COMMON STOCK OF MOORE PRODUCTS CO.

ITEM 4. OWNERSHIP: (AS OF DECEMBER 31, 1998)

        OWNERSHIP: FRANCES O. MOORE

        (a) AMOUNT BENEFICIALLY OWNED:       326,854(1) SHARES

        (b) PERCENT OF CLASS:                12.2%

        (c) NUMBER OF SHARES AS TO WHICH
            SUCH PERSON HAS:

            (i)   SOLE POWER TO VOTE OR      0
                  DIRECT THE VOTE:

            (ii)  SHARED POWER TO VOTE       326,854
                  OR DIRECT THE VOTE:

            (iii) SOLE POWER TO DISPOSE      0
                  OR DIRECT THE DISPOSITION OF:

            (iv)  SHARED POWER TO DISPOSE    326,854
                  OR DIRECT THE DISPOSITION OF:

               (1)Gives effect to the conversion of 172,890 shares of Preferred stock into Common stock at the rate of 2.5 : 1. Each share of Preferred stock is entitled to five votes on matters that come before shareholders.

                                                              PAGE 7 OF 9 PAGES

        OWNERSHIP: THOMAS C. MOORE

        (a) AMOUNT BENEFICIALLY OWNED:       346,992(2) SHARES

        (b) PERCENT OF CLASS:                13.2%

        (c) NUMBER OF SHARES AS TO WHICH
            SUCH PERSON HAS:

        (i)   SOLE POWER TO VOTE OR          31,992
              DIRECT THE VOTE:

        (ii)  SHARED POWER TO VOTE           313,000
              OR DIRECT THE VOTE:

        (iii) SOLE POWER TO DISPOSE          31,992
              OR DIRECT THE DISPOSITION OF:

        (iv)  SHARED POWER TO DISPOSE        313,000
              OR DIRECT THE
              DISPOSITION OF:

            (2) Includes 2,000 shares which may be acquired within 60 days upon exercise of stock options. Gives effect to the conversion of 1,020 shares of Preferred stock into Common stock at the rate of
                2.5 : 1. Each share of Preferred stock is entitled to five votes on matters that come before shareholders.

        OWNERSHIP: JAMES O. MOORE

        (a) AMOUNT BENEFICIALLY OWNED:       352,820(3) SHARES

        (b) PERCENT OF CLASS:                13.4%

        (c) NUMBER OF SHARES AS TO WHICH
            SUCH PERSON HAS:

            (i)  SOLE POWER TO VOTE OR       36,420
                 DIRECT THE VOTE:

            (ii) SHARED POWER TO VOTE        313,000
                 OR DIRECT THE VOTE:

                                                               PAGE 8 OF 9 PAGES

            (iii) SOLE POWER TO DISPOSE      36,420
                  OR DIRECT THE DISPOSITION OF:

            (iv)  SHARED POWER TO DISPOSE    313,000
                  OR DIRECT THE DISPOSITION OF:

               (3) Includes 3,400 shares which may be acquired within 60 days upon exercise of stock options. Gives effect to the conversion of 1,020 shares of Preferred stock into Common stock at the rate of 2.5 : 1. Each share of Preferred stock is entitled to five votes on matters that come before shareholders.

        OWNERSHIP: WILLIAM B. MOORE

        (a) AMOUNT BENEFICIALLY OWNED:       362,378(4) SHARES

        (b) PERCENT OF CLASS:                13.8%

        (c) NUMBER OF SHARES AS TO WHICH
            SUCH PERSON HAS:

            (i)   SOLE POWER TO VOTE OR      40,378
                  DIRECT THE VOTE:

            (ii)  SHARED POWER TO VOTE       313,000
                  OR DIRECT THE VOTE:

            (iii) SOLE POWER TO DISPOSE      40,378
                  OR DIRECT THE
                  DISPOSITION OF:

            (iv)  SHARED POWER TO DISPOSE    313,000
                  OR DIRECT THE
                  DISPOSITION OF:

              (4) Includes 9,000 shares which may be acquired within 60 days upon exercise of stock options. Gives effect to the conversion of 1,020 shares of Preferred stock into Common stock at the rate of 2.5 : 1. Each share of Preferred stock is entitled to five votes on matters that come before shareholders.

                                                               PAGE 9 OF 9 PAGES

SIGNATURE

EACH OF THE UNDERSIGNED CERTIFIES THAT, AFTER REASONABLE INQUIRY AND TO THE BEST OF THEIR KNOWLEDGE AND BELIEF THE INFORMATION CONCERNING THEM SET FORTH IN AMENDMENT NO. 24 TO THE SCHEDULE 13G IS TRUE, COMPLETE AND CORRECT.

DATE: FEBRUARY 3, 1999

MOORE PRODUCTS CO.

BY: /s/ Frances O. Moore

BY: /s/ Thomas C. Moore

BY: /s/ James O. Moore

BY: /s/ William B. Moore